HUNTINGTON INSURANCE

ATTN:                    Cindy Althaus

440 POLARIS PKWY., #400

WESTERVILLE, OH 43082

INSURED:	HARBOR CAPITAL ADVISORS, INC.
PRODUCT:	DFIBond
POLICY NO:	81844480
TRANSACTION:	RENL_CORR

Chubb Group of Insurance Companies	DECLARATIONS FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81844480

HARBOR CAPITAL ADVISORS, INC.	FEDERAL INSURANCE COMPANY

111 S WACKER DRIVE SUITE 3400	Incorporated under the laws of Indiana a stock insurance company herein called the COMPANY Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927
CHICAGO, IL 60606

ITEM 1.	BOND PERIOD:

from 12:01 a.m. on September 1, 2015

to 12:01 a.m. on September 1, 2016

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT

1. Employee	$7,500,000	$100,000

2. On Premises	$7,500,000	$100,000

3. In Transit	$7,500,000	$100,000

4. Forgery or Alteration	$7,500,000	$100,000

5. Extended Forgery	$7,500,000	$100,000

6. Counterfeit Money	$7,500,000	$100,000

7. Threats to Person	$100,000	$10,000

8. Computer System	$7,500,000	$100,000

9. Voice Initiated Funds Transfer Instruction	$7,500,000	$100,000

10. Uncollectible Items of Deposit	$7,500,000	$100,000

11. Audit Expense	$100,000	$10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

CUTED SIMULTANEOUSLY HEREWITH:

1-5

1-5

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Form 17-02-1421 (Ed. 5-98) Page 2 of 2

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	81844480

NAME OF ASSURED: HARBOR CAPITAL ADVISORS, INC.

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Harbor Funds

Harbor Capital Appreciation Fund

Harbor Mid Cap Growth Fund

Harbor Large Cap Value Fund

Harbor Mid Cap Value Fund

Harbor Small Cap Value Fund

Harbor International Fund

Harbor International Growth Fund

Harbor High Yield Bond Fund

Harbor Bond Fund

Harbor Real Return Fund

Harbor Money Market Fund

Harbor Capital Advisors, Inc.

Harbor Funds Distributors, Inc.

Harbor Services Group, Inc.

Harbor Target Retirement Income Fund

Harbor Target Retirement 2010 Fund

Harbor Target Retirement 2015 Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Global Growth Fund

Harbor Unconstrained Bond Fund

Harbor Commodity Real Return Strategy Fund

Harbor Small Cap Growth Fund

Harbor Convertible Securities Fund

Harbor Emerging Markets Equity Fund

Harbor Small Cap Growth Opportunities Fund

Harbor Target Retirement 2055 Fund

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2015.

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 31, 2015

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 2

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 1, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	2
	To be attached to and form a part of Bond No.	81844480

Issued to: HARBOR CAPITAL ADVISORS, INC.

AMENDING SECTION 14 ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Section 14, Other Insurance, in its entirety and substituting the following:

14.	Other Insurance

Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.	the ASSURED, unless such other insurance, indemnity or suretyship is written only as specific excess over the Limit of Liability provided in this Bond; or

b.	a Transportation Company, or

c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-7067 (09/2005)

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 1, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	3
	To be attached to and form a part of Bond No.	81844480

Issued to: HARBOR CAPITAL ADVISORS, INC.

AMENDING GENERAL AGREEMENT C. ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by adding to General Agreement C., Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company the following:

“If the ASSURED, while this Bond is in force, creates a separate investment portfolio, and within ninety (90) days of such creation notifies the COMPANY thereof, then this Bond shall automatically apply to the newly created investment portfolio. The COMPANY may make such coverage subject to the payment of any additional premium.”

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-7066 (09/2005)

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 1, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	4
	To be attached to and form a part of Policy No.	81844480

Issued to: HARBOR CAPITAL ADVISORS, INC.

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: September 1, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	5
	To be attached to and form a part of Bond No.	81844480

Issued to: HARBOR CAPITAL ADVISORS, INC.

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY
Endorsement No:	6
Bond Number:	81844480

NAME OF ASSURED: HARBOR CAPITAL ADVISORS, INC.

GENERAL TERMINATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

No termination of this Bond as an entirety by the COMPANY shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to:

National Association of Securities Dealers, Inc.

1735 K. Street, N.W.

Washington, DC 20006

If the Bond as an entirety terminates based on the occurrence of any of the events described in a., b., or c. of the third paragraph of this Section 13., the COMPANY shall endeavor to provide written notice as soon as practicable of such termination to:

National Association of Securities Dealers, Inc.

1735 K. Street, N.W.

Washington, DC 20006

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 31, 2015

ICAP Bond

Form 17-02-7052 (Ed. 4-05) Page 1

HARBOR FUNDS

RESOLUTIONS OF BOARD OF TRUSTEES

I, Erik D. Ojala, hereby certify that I am the duly elected and acting Secretary of Harbor Funds (the “Trust”), a Delaware statutory trust, and that the following is a true, correct and complete copy of the resolutions adopted by the unanimous vote of the trustees of Harbor Funds (including those trustees who are not “interested persons” of Harbor Funds, as that term is defined in the Investment Company Act of 1940) at a board meeting held on August 9-10, 2015.

RESOLVED, that upon due consideration of all relevant factors, including, but not limited to, the value of the aggregate assets of the Harbor Funds and each Fund to which any Covered Person (which for the purpose of these resolutions shall mean each officer and employee of the Trust, Harbor Capital Advisors, Inc., Harbor Services Group, Inc., and Harbor Funds Distributors, Inc., who may singly or jointly with others, have access to securities or funds of the Trust, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities of the Trust) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the portfolio securities of the Trust, the form of the Fidelity Bond (the “Bond”) presented to this meeting, and the amount thereof, namely coverage up to $7,500,000 for any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby approved.

FURTHER RESOLVED, that taking into consideration all relevant factors, including, but not limited to, the amount of the Bond and the amount of $26,004 representing the total premium for the Bond of which the Trust will pay $19,503 for the period September 1, 2015 to September 1, 2016 payable for coverage as described in the preceding resolution, the premium hereby is approved, and the payment of the premium by any officer of the Trust be, and it hereby is, approved.

FURTHER RESOLVED, that the Secretary, Treasurer or Assistant Secretary of the Trust be, and each hereby is, designated as an officer directed to make the filings and file the notices required of the Trust by Rule 17g-1 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have executed this certification effective September 24, 2015.

/s/ Erik D. Ojala
Erik D. Ojala
Vice President and Secretary
Harbor Funds

CHUBB GROUP OF INSURANCE COMPANIES
233 South Wacker Drive, Suite 4700 Chicago, IL 60606	Telephone (312) 454-4200

September 14, 2015

Erik D. Ojala

Senior Vice President, Associate General Counsel

Harbor Capital Advisors, Inc.

111 South Wacker Drive, Suite 3400

Chicago, IL 60606

Subject:	Harbor Fund

Policy Type	Policy Number	Effective Date	Underwriting Company
Bond	8184-4480	09/01/2015	Federal Insurance Company

Dear Mr. Ojala:

The premium allocation “Schedule A” that you provided for the 2015/2016 term using the asset size of the funds appears to be fair and reasonable. The allocation of premiums among the funds is based upon the asset size of each fund relative to the total.

I am hereby confirming that the share of total premium for the Bond and D&O/E&O coverage allocated to each investment company insured is less than such company would pay if it purchased separate bond and professional liability policies from Federal Insurance Company.

Sincerely,

Robert McGann

Underwriter

Department of Financial Institutions

(513) 651-6001

lbranca@chubb.com

INSURANCE AGREEMENT

This Agreement dated and effective as of the September 1, 2015, by and among the follow parties: Harbor Funds, Harbor Capital Advisors, Inc., Harbor Funds Distributors, Inc. and Harbor Services Group, Inc.

WHEREAS, the parties hereto are parties to a joint fidelity bond issued by the Federal Insurance Company, a subsidiary of the Chubb Group of Insurance Companies;

NOW, THEREFORE, in consideration of the mutual covenant and premises hereinafter contained, the parties hereto agree as follows:

1.	The annual premium allocations as set forth herein relating to the premium paid the Chubb Group of Insurance Companies for fidelity bond coverage is fair and reasonable:

PREMIUM ALLOCATION

Harbor Funds	75%
Harbor Capital Advisors, Inc.	15%
Harbor Funds Distributors, Inc.	0%
Harbor Services Group, Inc.	10%

2.	In the event recovery is received under the bond as a result of a loss sustained by Harbor Funds and one or more other named insured’s, Harbor Funds shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Investment Company Act of 1940, as amended.

HARBOR FUNDS	HARBOR FUNDS DISTRIBUTORS, INC.

/S/ ERIK D. OJALA	/S/ CHARLES F. MCCAIN
Erik D. Ojala	Charles F. McCain
Secretary	Executive Vice President

HARBOR CAPITAL ADVISORS, INC.	HARBOR SERVICES GROUP, INC.

/S/ ERIK D. OJALA	/S/ CHARLES P. RAGUSA
Erik D. Ojala	Charles P. Ragusa
Secretary	President